May 25, 2005


By facsimile to (858) 550-6420 and U.S. Mail


Mr. Russel H. McMeekin
President and Chief Executive Officer
Mikohn Gaming Corporation, d/b/a Progressive Gaming International
Corporation
920 Pilot Road
Las Vegas, NV 89119

Re:	Mikohn Gaming Corporation, d/b/a Progressive Gaming
International Corporation
	Registration Statement on Form S-4
	Filed April 25, 2005
	File No. 333-124311
	Annual Report on Form 10-K for the fiscal year ended December
31, 2004 and
	Subsequent Exchange Act Reports
	File No. 0-22752

Dear Mr. McMeekin:

	We reviewed the filings and have the comments below.

	Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.
S-4

1. If applicable, comments on the S-4 are comments on the 10-K and subsequent Exchange Act reports and vice versa.

2. We note that information is omitted throughout the S-4. To the extent practicable, complete the information before you amend the S-
4.

3. Tell us why Progressive`s stockholders are not voting on the merger.

Letter to Stockholders of VirtGame Corp.

4. Revise the first paragraph to describe the transaction in clear, plain English. Where you discuss the existence of merger subs for the mechanics of the transaction, also simply state that Progressive will acquire VirtGame through a merger. Comply with this comment here and the Q&A section.

5. Present the information about the transaction in bullet format so that it is easier for VirtGame`s stockholders to read.

6. Quantify here and, where appropriate, in the S-4 the estimated aggregate value of the stock swap. We understand that the aggregate value of the Progressive common stock that VirtGame stockholders will receive in the transaction will vary as the market price of Progressive`s common stock changes.

Notice of Special Meeting of Stockholders

7. Describe briefly in the second bullet point what section
7(c)(viii) of the series B preferred stock`s certificate of designations encompasses.

Questions and Answers about the Transaction, page 1

8. You repeat information in the Q&A section and the summary section.
The Q&A should not repeat any information that appears in the summary, and the summary should not repeat information in the Q&A. For purposes of eliminating redundancies and grouping together like information, view the Q&A and the summary as one section. When revising the disclosure, we strongly suggest that you discuss only procedural questions, that is, voting procedures, appraisal procedures, etc., with short, clear answers in the Q&A, and place the material, substantive disclosure in the summary.

9. State what the exchange ratio calculation will be based upon.
We
note that if the exchange ratios were calculated as of the date of the prospectus, each outstanding share of VirtGame common stock would be converted into .0297 shares of Progressive common stock.  Will the
calculation be based upon the number of outstanding shares?  We note
statements that the estimated exchange ratios are based upon the
61.8
million shares of VirtGame common stock outstanding. If the exchange ratio is based upon the number of outstanding VirtGame shares, disclose this and the formula that you will use to determine the exchange ratio based upon the number of outstanding shares. It is unclear from the exchange ratio calculation example in annex 1 how you will determine the amount of consideration.

10. Include a table disclosing the number of shares that Progressive may issue to stockholders in the merger on a per share basis based upon:

* A reasonable range of outstanding shares of common stock.

* Potential adjustments for working capital deficiencies, projected new contract revenue, and the credit facility provided to VirtGame by
Progressive.

Include columns for the number of shares that holders of common stock, preferred stock, and options and warrants would receive.

11. Explain in clear and concise terms the collar on the number of shares and the collar`s economic purpose and its effect from the perspective of Progressive and from the perspective of VirtGame`s holders. Explain what you do assure or do not assure to Progressive and VirtGame`s holders relating to the number of shares to be issued in the transaction using the agreed upon exchange ratios. For example, to what extent does this arrangement increase or decrease the opportunities of VirtGame`s holders to gain or lose from expected changes to VirtGame`s working capital level, projected new contract revenue, and the amounts outstanding under the Progressive credit facility between the date of the proxy statement/prospectus and the transaction`s closing? We note the disclosure on page 38 that the exchange ratio was "at or about the same price" as the current market price of VirtGame`s common stock.

12. Refer to annex 1, and explain here in economic terms the purpose and effect of each item used to calculate the closing adjustment to purchase shares.

13. You indicate in the fourth and fifth Q&A on pages 1 and 2 that the estimated exchange ratio is based in part on VirtGame`s current working capital level and the aggregate amount currently outstanding under the Progressive credit facility. Quantify VirtGame`s current working capital level and the aggregate amount currently outstanding under the Progressive credit facility used to calculate the estimated exchange ratios. It is unclear how the exchange ratio is related to the reduction in the maximum number of transaction shares that you discuss on page 48. Please clarify.

14. You indicate in the fifth Q&A on page 2 that if the difference between the total number of shares actually issued and the maximum transaction shares is greater than 5,000, Progressive will issue the balance shares to the former holders of VirtGame`s common stock and preferred stock and the holders of assumed VirtGame options and warrants who exercised those options or warrants after the transaction`s closing. How will Progressive identify the former holders of VirtGame common stock and preferred stock? For example, will they be the record holders entitled to vote on the transaction at the special meeting, will they be the holders who surrender their
VirtGame certificates for Progressive certificates after the transaction`s closing, or will another method be used to identify who will receive the balance shares?

15. Provide a quantified example of how the issuance of balance shares will work in the issuance of the maximum transaction shares.

16. We note the eighth Q&A on page 3. Reconcile these statements with the statement throughout the proxy statement/prospectus that Progressive will issue shares of its common stock for all of the outstanding warrants and options of VirtGame.

Summary of the Proxy Statement/Prospectus, page 6

17. Disclosure on pages 8-9 and elsewhere indicates that the merger`s closing is conditioned upon receipt of written opinions on tax matters from VirtGame`s counsel and Progressive`s counsel. Since each party may waive the condition, you must:

* File executed opinions before effectiveness even though the merger agreement is conditioned upon the receipt of one or more favorable tax opinions at closing.

* Undertake to recirculate and resolicit if the condition is waived and the change in tax consequences is material.

18. Provide more prominent disclosure of Progressive`s $2.5 million loan to VirtGame, including its terms.


Termination of the Merger Agreement, page 10; Termination Fees and Expenses, page 10; and No Solicitation, page 11

19. Scale back the information in these subsections, and avoid copying text directly from legal documents so that the information is easy to read.

Interests of Directors, Officers and Affiliates of VirtGame and
Progressive, page 12

20. Disclosure in the fifth risk factor on page 23 indicates that some VirtGame directors and officers have rights to acceleration of stock options. Quantify the rights` monetary value of those directors and officers here.

21. Confirm that there are no post-merger consulting agreements or arrangements for any of VirtGame`s directors and officers.
Alternatively, if there are post-merger consulting agreements or arrangements for any of VirtGame`s directors and officers, disclose the material provisions of those agreements or arrangements.

Risk Factors, page 22

22. Some risk factors include language like "it can not assure," "there can be no guarantee," and "There can be no assurance." For example, refer to the eleventh and twelfth risk factors. Since the risk is the situation described and not VirtGame`s inability to assure or guarantee, revise.

23. We note the disclosure about the exchange ratio in the last bullet statement on page 37. Consider adding a risk factor to discuss this fact.

Cautionary Statement Regarding Forward-Looking Statements, page 29

24. Since VirtGame is a penny stock issuer, VirtGame in ineligible to rely on the safe harbor. See section 27A(b)(1)(c) of the Securities
Act, and revise.

Background of the Transaction, page 34

25. In this subsection`s second paragraph, disclose why Mr. Mark
Newburg chose Progressive as a potential business combination candidate.

26. In this subsection`s fourth paragraph, explain why the offer made by the potential acquirer "was not financially suitable."

27. In this subsection`s sixth paragraph, disclose what other
"options for maximizing shareholder value" VirtGame considered and why they were not pursued.

28. In the second full paragraph on page 35, explain Ms. Victoria
Abajian`s relationship to VirtGame.

29. In the third full paragraph on page 35, disclose briefly what aspects of valuation you discussed.

30. In the sixth full paragraph on page 35, discuss what "issues" about the merger you discussed at the January 5, 2005 meeting.

31. In the eighth full paragraph on page 35, disclose what detailed information about the merger the Progressive board reviewed at its January 17, 2005 meeting.

32. In the third paragraph on page 36, discuss how the capitalization of VirtGame affected the exchange ratio in the course of the merger negotiations.

33. Refer to the fifth paragraph on page 36. Summarize in appropriate detail the financial analysis of VirtGame received by Progressive`s board of directors before its February 14, 2005 meeting. Further, indicate who prepared the financial analysis.

34. Refer to the seventh paragraph on page 36. Summarize in appropriate detail the February 16, 2005 oral presentation of Trenwith Valuation, LLC or Trenwith to Progressive`s board of directors.

35. Provide us copies of any documentation such as outlines, summaries, or reports prepared and furnished by Trenwith to Progressive`s board of directors. Further, provide us copies of the financial forecasts prepared by VirtGame that were provided to Trenwith.

VirtGame Board of Directors` Reasons for the Transaction, page 37

36. On page 38, disclose what aspects of these items you considered:

* "Financial market conditions, historical market prices, volatility and trading information with respect to each company`s common stock."

* "The terms of the $2.5 million credit facility provided by Progressive."

* "The exchange ratio at which VirtGame shares will be exchanged for
Progressive shares in the merger."

37. Disclose here or elsewhere details and quantify to the extent practicable the strategic rationale and the economic and operational benefits of the merger. For stockholders to make an informed decision about the merger, you should explain what the combined company will look like going forward and anticipated synergies. For example, add discussion on how each company complements or overlaps each other, whether you are focused on the same markets, and, if so, what plans you have to integrate operations or eliminate duplicative functions.

Opinion of VirtGame`s Financial Advisor, page 39

38. Refer to this subsection`s second paragraph. Disclose also whether Trenwith has provided services to VirtGame or any affiliates during the preceding two years. If so, disclose those services and the compensation Trenwith received for them. See Item 4(b) of Form
S-4 and Item 9(b)(4) of Schedule 13E-3.

39. Revise this subsection`s fourth paragraph to clarify that the summary includes all material information about the Trenwith opinion and the methodologies that Trenwith employed in arriving at its opinion.

40. Clarify what you mean by the "qualified in its entirety" language in the last paragraph on page 39 because a prospectus must contain all material information about the contents of any document filed as an exhibit to the S-4 or incorporated by reference into the S-4 and to which the prospectus refers.

41. Refer to the fourth, fifth, and sixth bullet points on page
40.
Summarize in sufficient detail each of the analyses performed by Trenwith. Disclose how each analysis related to Trenwith`s opinion that the consideration is fair to VirtGame`s stockholders so that you disclose the bases for and methods of arriving at your findings. See
Item 1015(b)(6) of Regulation M-A. Where appropriate, consider tabular presentation of data to assist the reader.

Material United States Federal Income Tax Consequences, page 40

42. We understand that you intend to file by amendment the tax opinions. If VirtGame`s counsel and Progressive`s counsel elect to use a short form tax opinion, the exhibit 8 short form opinion and the prospectus both must state clearly that the discussion in this subsection is their opinions. It is unacceptable for the short form opinion or the prospectus to state that the discussion in the prospectus is a fair and accurate summary or a fair and accurate discussion of the tax consequences. If applicable, revise this subsection`s first sentence.

Exchange of VirtGame Common Stock or Preferred Stock for
Progressive
Common Stock, page 42

43. Refer to the phrase "Assuming that the integrated mergers qualify as reorganization." Since it is inappropriate to assume any legal conclusion underlying the tax opinions, revise the disclosure.

Appraisal Rights, page 75

44. Clarify in this section`s second paragraph that the discussion includes all material information about the law pertaining to appraisal rights under Delaware`s General Corporation Law.

Unaudited Pro Forma Condensed Consolidated Financial Statements,
page
79

45. Since you will have to revise the S-4 to update both Progressive`s and VirtGame`s financial statements to reflect the first quarter 2005, update your unaudited pro forma condensed consolidated financial statements. The pro forma balance sheet should be based on the latest balance sheets included in the S-4, and the pro forma statement of operations should be based on the latest fiscal year and interim period included in the filing. You should present a pro forma balance sheet as of March 31, 2005 and a pro forma statement of operations for both the three months ended March
31, 2005 and the year ended December 31, 2004.

Unaudited Pro Forma Condensed Consolidated Statement of
Operations,
page 81

46. For adjustments (a) and (b), explain to us whether "the elimination of costs associated with employment contracts and other contracts that will be terminated" and the adjustment to "eliminate stock-based compensation" as a result of the acquisition of VirtGame are part of the contractual terms of the acquisition agreement or are actions management plans to take after the purchase of VirtGame. If the elimination of these costs is not part of the contractual terms of the acquisition agreement but rather an expectation of management, we do not believe that adjustments (a) and (b) would be factually supportable. Thus, they are inappropriate pro forma adjustments.

47. Revise your pro forma statement of operations to include the tax effect of your adjustments, with a note reference on how the taxes have been calculated, that is, federal and state statutory rates.

48. Revise your pro forma statement of operations to include Progressive`s earnings per share and weighted average shares in the
"historical" column. Also include the new shares to be issued to VirtGame in the "adjustment" column, with a note reference to indicate how the basic and diluted weighted average shares were calculated.

Notes to Unaudited Pro Forma Condensed Consolidated Financial
Statements, page 82

49. Revise note 1(a) to identify any significant components of the intangible assets likely to be recognized that have been included in the total amounting $9.5 million, that is, licenses, patents, and trademarks. Also, since the purchase allocation is preliminary, document whether there are any uncertainties about the effects of amortization periods assigned to the intangible assets to be acquired, and, if necessary, revise adjustment (d) to the unaudited pro forma condensed consolidated statement of operations to the extent applicable.

50. Assuming that you determined the fair value of the acquisition using the maximum amount of 2 million shares to be issued, provide us your calculation of the average price per share used for adjustment
(g) to the unaudited pro forma condensed consolidated statement of operations.

51. Revise your notes to the pro forma statement of operations to disclose any material nonrecurring charges or credits and related tax effects that result directly from the transaction and that will be included in your statement of operations within 12 months after the transaction, if applicable.

Results of Operations, page 94

52. Quantify each factor that you disclose contributed to changes in financial results.

Exhibits

53. We note that you intend to file by amendment the legality and tax opinions as exhibits to the S-4. Allow us sufficient time to review the opinions before requesting acceleration of the S-4`s effectiveness. Further, file as exhibits to the S-4 the consents of counsel who will provide the legality and tax opinions.

Exhibit 99.2

54. While we do not object if any person whose profession gives authority to a statement made by him who is named as having prepared or certified any part of the registration statement does not admit expressly in the consent that he is an expert within the meaning of section 7 of the Securities Act, the phrase "nor do we hereby admit that we are experts with respect to any part of the Registration Statement within the meaning of the term "experts" as used in the Securities Act or the rules and regulations of the SEC thereunder" is overly broad. Please revise.

Undertakings, page II-3

55. Provide the undertakings specified by Item 512(a) of Regulation
S-K.  See section II.F. of Release No. 33-6578.

10-K

Competition, page 9

56. We note that Progressive "actively seek" patent protection for its intellectual property. In future filings, state the duration of all material patents. See Item 101(c)(1)(iv) of Regulation S-K.

Risk Factors, page 17

57. Refer to the twenty-third risk factor on page 24. If a credit facility or other financial instrument requires Progressive to satisfy specified financial ratios and tests, state what the limits of all material financial ratios and tests are in future filings. Also indicate whether Progressive is in compliance with them in future filings.

Evaluation of Controls and Procedures, page 75

58. We note the disclosure that Progressive performed an evaluation under the supervision and with the participation of its management, including its chief executive officer and chief financial officers, of the effectiveness of the design and operations of its disclosure controls and procedures. Revise in future filings to clarify, if true, that Progressive`s officers concluded that its disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that Progressive files or submits under the Exchange Act is accumulated and communicated to Progressive`s management, including its chief executive officer and chief financial officer, to allow timely decisions about required disclosure. See Exchange Act Rule 13a-15(e).

Certain Relationships and Related Transactions, page 78

59. Confirm that you have no disclosures to make as required by Item
404 of Regulation S-K.

Definitive 14A filed May 2, 2005

Summary of Compensation, page 25

60. Each perquisite or other personal benefit exceeding 25% of the total perquisites and other personal benefits reported for a named executive officer must be identified by type and amount in a footnote or accompanying narrative discussion to column (e) of the summary compensation table. See Item 402(b)(2)(iii)(C) of Regulation S-K and the item`s instructions, and revise in future filings.

61. Any compensation reported in column (i) of the summary compensation table for the last completed fiscal year must be identified and quantified in a footnote. See Item 402(b)(2)(v) of Regulation S-K and the item`s instructions, and revise in future filings.

Employment, Severance and Change of Control Agreements, page 27

62. Revise in future filings to state the duration or term of each employment agreement.

Closing

	File an amendment to the S-4 in response to the comments. To expedite our review, Progressive may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If
Progressive thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Progressive and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Progressive requests acceleration of the registration statement`s effectiveness, Progressive should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Progressive from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Progressive may not assert the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective as a defense in any proceedings initiated by the
Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Progressive provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Dale
Welcome,
Staff Accountant, at (202) 551-3865 or W. John Cash, Accounting
Branch Chief, at (202) 551-3768.  You may

direct questions on other comments and disclosure issues to Edward
M.
Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief




cc:	Steven M. Przesmicki, Esq.
	Charles S. Kim, Esq.
	Cooley Godward LLP
	4401 Eastgate Mall
	San Diego, CA 92121

	Daniel Donahue, Esq.
	Preston Gates & Ellis LLP
	1900 Main Street, Suite 600
	Irvine, CA 92614








Mr. Russel H. McMeekin
May 25, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE